Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2026 and the related notes thereto, included elsewhere in this Report on Form 6-K. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors detailed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

The unaudited interim consolidated financial statements for the six months ended June 30, 2026 and 2025 are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including IAS 34, Interim Financial Reporting. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

In this Report on Form 6-K, unless the context indicates otherwise, “we,” “us,” “our,” “our company,” “the Company,” “Ticketplus,” and similar references refer to Ticketplus Ltd., an exempted company limited by shares incorporated in the Cayman Islands, and its subsidiaries.

Overview

Ticketplus is a technology company providing underlying infrastructure that powers live events across Latin America. The Company operates a proprietary, end-to-end platform integrating ticketing, payments, access control, and data analytics, enabling events of all sizes to operate on a unified technological foundation.

Through a combination of direct operations and white-label platform deployments, Ticketplus has expanded organically across 11 countries, and provides infrastructure across the live entertainment value chain in those markets.

As platform adoption increases, we benefit from cumulative data, operational learning, and network effects that strengthen product performance, customer retention, and economic efficiency over time.

Recent Developments

Initial Public Offering

On August 6, 2026, we entered into an underwriting agreement (the “Underwriting Agreement”) with Roth Capital Partners, LLC, Bancroft Capital, LLC, and Public Ventures, LLC d/b/a MDB Capital, as representatives of the several underwriters named therein (the “Representatives”), in connection with the Company’s initial public offering (the “Offering”) of 1,875,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), at a public offering price of $8.00 per share (the “Offering Price”), for aggregate gross proceeds of $15,000,000. Pursuant to the Underwriting Agreement, in exchange for the Representatives’ firm commitment to purchase the Ordinary Shares, the Company agreed to sell the Ordinary Shares to the Representatives at a purchase price of $7.44 per share (93% of the public offering price per share). The Company also granted the Representatives a 45-day over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 281,250 Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Ordinary Shares sold in the Offering, from the Company, less underwriting discounts and commissions and a non-accountable expense allowance.

The Ordinary Shares commenced trading on NYSE American under the symbol “TP.” The closing of the Offering took place on August 10, 2026. After deducting underwriting discounts and commissions and the non-accountable expense allowance, the Company received net proceeds of approximately $13,800,000.

The Ordinary Shares were offered and sold pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-296318), as amended (the “Registration Statement”), initially filed with the SEC on May 28, 2026, and declared effective by the SEC on August 6, 2026, and the final prospectus filed with the SEC on August 7, 2026, pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”). The Company intends to use the net proceeds from the Offering for continued development and maintenance of the Company’s platform and related products and services, international expansion and strategic acquisitions, sales and marketing, and working capital and general corporate purposes.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The Company’s officers, directors, and certain shareholders have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of 180 days after the date of the final prospectus without the prior written consent of the Representatives.

On August 12, 2026, the Representatives exercised the Over-Allotment Option in part to purchase an additional 258,814 Ordinary Shares, generating gross proceeds to the Company of approximately $2.07 million and net proceeds of approximately $1.9 million. The closing of the partial exercise of the Over-Allotment Option took place on the same day.

Securities Issuances

On August 10, 2026, we issued (i) an aggregate of 55,555 restricted share units to our independent directors and advisors under the Ticketplus Ltd. 2026 Equity Incentive Plan (the “2026 Plan”), (ii) 153,846 Ordinary Shares to Joaquín Jadue, our Chief Financial Officer, for services rendered, and (iii) an aggregate of 300,691 Ordinary Shares to advisors and consultants for services rendered.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire and retain new partnerships with performers and event organizers;

●	our ability to offer competitive pricing;

●	our ability to broaden product or service offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees and contractors; and

●	market conditions and our market position.

Results of Operations

Comparison of the Three Months Ended June 30, 2026 and 2025

The following table sets forth key components of our results of operations for the three months ended June 30, 2026 and 2025.

	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025
	$	$
Revenue	12,610,867	6,975,493
Cost of revenue	(6,771,647)	(4,280,248)
Gross profit	5,839,220	2,695,245
Administrative expenses	(2,434,480)	(1,427,746)
Financial income	70,309	8,329
Financial costs	(538,837)	(117,819)
Exchange difference, net	(16,118)	(4,982)
Income before tax	2,920,094	1,153,027
Income tax expense	(794,407)	(171,402)
Net profit	2,125,687	981,625

Note: Amounts for each period presented are translated at the average observed exchange rate for that period (see Note 2(c) to our unaudited interim consolidated financial statements). Accordingly, amounts for the three-month periods may not sum to the six-month totals.

Revenue

Revenue for the three months ended June 30, 2026 and 2025 was $12,610,867 and $6,975,493, respectively, an increase of 80.8%. The increase was due to continued growth in ticketing and platform transaction volumes and expanded operations across the Company’s 11-country footprint.

Cost of revenue

Cost of revenue for the three months ended June 30, 2026 and 2025 was $6,771,647 and $4,280,248, respectively, an increase of 58.2%. Cost of revenue as a percentage of revenue decreased from 61.4% for the three months ended June 30, 2025 to 53.7% for the three months ended June 30, 2026, primarily reflecting improved unit economics as ticketing and platform volumes scaled and a higher mix of software-based deployments.

Administrative expenses

Administrative expenses for the three months ended June 30, 2026 and 2025 were $2,434,480 and $1,427,746, respectively, an increase of 70.5%. The increase was mainly due to higher professional fees, principally legal, accounting and audit fees incurred in connection with our initial public offering process, and higher amortization expense resulting from continued investment in software development.

Financial income

Financial income for the three months ended June 30, 2026 and 2025 was $70,309 and $8,329, respectively, an increase of 744.1%. The increase was due to interest earned on the time deposits and mutual fund units described in Note 5 to our unaudited interim consolidated financial statements.

Financial costs

Financial costs for the three months ended June 30, 2026 and 2025 were $538,837 and $117,819, respectively, an increase of 357.3%. The increase was due to higher debt levels incurred to fund operational expansion and software development investments, including the new commercial loan with Banco Santander Chile entered into in May 2026.

Exchange difference, net

Exchange difference, net, for the three months ended June 30, 2026 and 2025 was $(16,118) and $(4,982), respectively. The change was mainly due to the higher balances of inflation-indexed monetary items outstanding during the period.

Income before tax

Income before tax for the three months ended June 30, 2026 and 2025 was $2,920,094 and $1,153,027, respectively, an increase of 153.3%. The increase was due to strong revenue growth combined with improved operational leverage, as revenue growth outpaced the growth in cost of revenue and administrative expenses.

Income tax expense

Income tax expense for the three months ended June 30, 2026 and 2025 was $794,407 and $171,402, respectively. The effective tax rate was 27.2% for the three months ended June 30, 2026. Income tax expense for the three months ended June 30, 2025 has been allocated by applying the effective tax rate for the six months ended June 30, 2025 to the pre-tax result of the period, consistent with IAS 34.

Net profit

Net profit for the three months ended June 30, 2026 and 2025 was $2,125,687 and $981,625, respectively, an increase of 116.5%. The increase was due to strong revenue growth, improved gross margin, and enhanced operating leverage.

Comparison of the Six Months Ended June 30, 2026 and 2025

The following table sets forth key components of our results of operations for the six months ended June 30, 2026 and 2025.

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	$	$
Revenue	22,817,405	13,579,219
Cost of revenue	(11,629,502)	(8,325,592)
Gross profit	11,187,903	5,253,627
Administrative expenses	(4,569,434)	(2,734,458)
Financial income	70,874	8,258
Financial costs	(1,075,167)	(601,342)
Exchange difference, net	(18,540)	(4,529)
Income before tax	5,595,636	1,921,556
Income tax expense	(1,497,065)	(285,647)
Net profit	4,098,571	1,635,909

Revenue

The principal activities of the Company for the six months ended June 30, 2026 and 2025 were the provision of ticketing technology solutions and live event management services across Latin America through its full operation and white-label SaaS business models. Revenue for the six months ended June 30, 2026 and 2025 was $22,817,405 and $13,579,219, respectively, representing an increase of 68.0%. The increase was due to continued growth in ticketing and platform transaction volumes and expanded operations across the Company’s 11-country footprint.

Cost of revenue

Cost of revenue for the six months ended June 30, 2026 and 2025 was $11,629,502 and $8,325,592, respectively, representing an increase of 39.7%. Cost of revenue as a percentage of revenue decreased from 61.3% for the six months ended June 30, 2025 to 51.0% for the six months ended June 30, 2026, primarily reflecting improved unit economics as ticketing and platform volumes scaled and a higher mix of software-based deployments.

Administrative expenses

Administrative expenses consisted of advertising, employee remuneration and benefits, rental expenses, utilities, depreciation and amortization, professional fees, taxes other than income taxes, travel and entertainment and other miscellaneous expenses. Administrative expenses for the six months ended June 30, 2026 and 2025 were $4,569,434 and $2,734,458, respectively, an increase of 67.1%. The increase was mainly due to higher professional fees, principally legal, accounting and audit fees incurred in connection with our initial public offering process, and higher amortization expense resulting from continued investment in software development. Amortization of capitalized software development costs included in administrative expenses was $2,975,185 for the six months ended June 30, 2026.

Financial income

Financial income, consisting of interest earned on cash deposits and short-term investments, for the six months ended June 30, 2026 and 2025, was $70,874 and $8,258, respectively, an increase of 758.2%. The increase was due to interest earned on the time deposits and mutual fund units described in Note 5 to our unaudited interim consolidated financial statements.

Financial costs

Financial costs consisted of interest expense on debt financing and bank fees. Financial costs for the six months ended June 30, 2026 and 2025 were $1,075,167 and $601,342, respectively, an increase of 78.8%. The increase was due to higher debt levels incurred to fund operational expansion and software development investments, including a new commercial loan with Banco Santander Chile entered into in May 2026.

Exchange difference, net

Exchange difference, net, mainly consisting of monetary adjustments on provisional tax payments and other inflation-indexed adjustments, for the six months ended June 30, 2026 and 2025 was $(18,540) and $(4,529), respectively. The change was mainly due to the higher balances of inflation-indexed monetary items outstanding during the six months ended June 30, 2026.

Income before tax

Income before tax for the six months ended June 30, 2026 and 2025 was $5,595,636 and $1,921,556, respectively, an increase of 191.2%. The increase was due to strong revenue growth combined with improved operational leverage, as revenue growth outpaced the growth in cost of revenue and administrative expenses.

Income tax expense

Income tax expense for the six months ended June 30, 2026 and 2025 was $1,497,065 and $285,647, respectively, an increase of 424.1%. The effective tax rate was 26.8% for the six months ended June 30, 2026, compared to 14.9% for the six months ended June 30, 2025. The lower effective rate in the prior-year period primarily reflected tax-only monetary correction and other adjustments arising from the determination of taxable income.

Net profit

Net profit for the six months ended June 30, 2026 and 2025 was $4,098,571 and $1,635,909, respectively, an increase of 150.5%. The increase was due to strong revenue growth, improved gross margin, and enhanced operating leverage.

Key Business Metric and Non-IFRS Financial Measures

The following tables present, for the six months ended June 30, 2026 and 2025, our results from continuing operations, the most directly comparable financial measure calculated in accordance with IFRS, together with EBITDA and EBITDA margin, which are non-IFRS financial measures. We define EBITDA as earnings before financial costs (net of financial income), income tax expense and depreciation and amortization, and EBITDA margin as EBITDA as a percentage of revenue from ordinary activities. EBITDA and EBITDA margin are supplemental performance measures that are not required by, or presented in accordance with, IFRS. EBITDA should not be considered an alternative to results from continuing operations or any other performance measure derived in accordance with IFRS, or as an alternative to cash flows from operating activities or a measure of the Company’s liquidity or profitability. Furthermore, these non-IFRS financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. We compensate for these limitations by providing a reconciliation of these non-IFRS financial measures to the related IFRS financial measures. We believe that the presentation of EBITDA and EBITDA margin is relevant and useful by enhancing the readers’ ability to understand our operating performance.

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	$	$
Total Platform Sales (GMV)(1)	280,310,723	125,267,352
Revenue from ordinary activities	22,817,405	13,579,219
Cost of revenue	(11,629,502)	(8,325,592)
Gross profit	11,187,903	5,253,627
Gross profit margin(2)	49.0%	38.7%
Administrative expenses	(4,569,434)	(2,734,458)
Results from continuing operations	4,098,571	1,635,909
Results from continuing operations margin(3)	18.0%	12.0%
EBITDA(4)	9,599,871	4,603,044
EBITDA margin(4)	42.1%	33.9%

(1)	Our key business metric is Total Platform Sales (GMV), which is an operating metric that represents the total face value of all tickets sold through the Company’s platform, before any deductions for fees, refunds, or commissions, and regardless of revenue recognition treatment.

(2)	Gross profit as a percentage of revenue from ordinary activities.

(3)	Results from continuing operations as a percentage of revenue from ordinary activities.

(4)	EBITDA and EBITDA margin are non-IFRS financial measures. See the reconciliation to results from continuing operations below.

Total Platform Sales (GMV) for the six months ended June 30, 2026 was approximately $280.3 million, compared to approximately $125.3 million for the six months ended June 30, 2025, an increase of approximately 124%. GMV is derived directly from the transactional system of our technology platform. GMV grew faster than revenue, reflecting the higher mix of software-based deployments described under “Cost of revenue” above, which contributed to the increase in gross profit margin from 38.7% to 49.0%.

The following table reconciles results from continuing operations, the most directly comparable IFRS measure, to EBITDA for the periods presented:

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	$	$
Results from continuing operations	4,098,571	1,635,909
(+) Income tax expense	1,497,065	285,647
(+) Financial costs, net of financial income	1,004,293	593,084
(+) Depreciation and amortization	2,999,942	2,088,404
(=) EBITDA	9,599,871	4,603,044
EBITDA margin	42.1%	33.9%

EBITDA increased from $4,603,044 for the six months ended June 30, 2025 to $9,599,871 for the six months ended June 30, 2026, with EBITDA margin expanding from 33.9% to 42.1%.

Liquidity and Capital Resources

As of June 30, 2026, we had cash and cash equivalents of $3,847,174. We have met our working capital requirements primarily through business operations, supplemented by bank debt financing and, historically, operating expense advances made by related parties. As of June 30, 2026, loan amounts due to related parties totaled $2,712,865, of which $2,510,696 was classified as non-current, consisting of loans from Argentina Real Estate 1 LLC and Te vi SpA, entities beneficially owned by Yethro Dinamarca Santelices, a member and the Chair of our board of directors, and $202,169 was classified as current. The current balance of $202,169 consists of $200,000 payable to the former 55% member of Ticketplus LLC in connection with the redemption of its membership interest completed in March 2026, due in September 2026, and other minor related party payables. These related party loan balances represent working capital advances provided in prior periods, and are non-trade, unsecured, and non-interest bearing. The Company received no new related party advances during the period, and the non-current loans mature on December 31, 2029.

On May 11, 2026, the Company entered into a new commercial loan with Banco Santander Chile for CLP$2,500,000,000 (approximately $2.7 million), payable in 48 monthly installments at a fixed rate of 0.73% per month, with the first installment due July 6, 2026 and the last due June 5, 2030. The proceeds strengthened our long-term funding structure and extended the average maturity of our debt.

The foregoing balances are stated as of June 30, 2026, and do not reflect the aggregate net proceeds of approximately $15.5 million from the Offering and the partial exercise of the Over-Allotment Option, which were received in August 2026 and are described under “Recent Developments” above. After giving effect to those net proceeds, our cash position as of June 30, 2026 would have been approximately $19.4 million, exceeding our total bank debt of approximately $14.7 million.

Management has prepared estimates of operations and believes that sufficient funds will be generated from operations, together with those net proceeds, to fund our operations for at least the next twelve months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The accompanying unaudited interim consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

Summary of Cash Flow

Statements of Cash Flow Data	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	$	$
Net cash provided by (used in) operating activities	8,201,397	6,309,453
Net cash provided by (used in) investing activities	(9,829,676)	(5,349,178)
Net cash provided by (used in) financing activities	1,494,615	4,819,830
Net increase (decrease) in cash	(133,664)	5,780,105
Cash and cash equivalents, beginning of period	3,980,838	2,000,866
Cash and cash equivalents, end of period	3,847,174	7,780,971

Net cash provided by operating activities was $8,201,397 for the six months ended June 30, 2026, compared to $6,309,453 for the six months ended June 30, 2025. The increase in net cash provided by operating activities was driven by increased net profit for the period and non-cash charges, principally amortization of capitalized software development costs of approximately $2.98 million and the income tax provision for the period, partially offset by working capital movements.

Net cash used in investing activities was $9,829,676 for the six months ended June 30, 2026, compared to $5,349,178 for the six months ended June 30, 2025, consisting of approximately $9.75 million of capitalized software development costs and approximately $0.08 million of capital expenditures on property and equipment. The increase in net cash used in investing activities reflects the acceleration of our software development program during 2026. As a result, cash used in investing activities exceeded cash provided by operating activities during the period.

Net cash provided by financing activities was $1,494,615 for the six months ended June 30, 2026, compared to $4,819,830 for the six months ended June 30, 2025. The decrease in net cash provided by financing activities was primarily due to the lower amount of new bank borrowings raised during the period. In 2026, financing inflows primarily reflect proceeds from the new Banco Santander Chile loan entered into in May 2026, net of scheduled repayments of existing bank loans; in 2025, they primarily reflected new bank borrowings raised to fund the expansion of our software development program, partially offset by net repayments to related parties.

Contractual Obligations and Commitments

Bank Loans

As of June 30, 2026, we had outstanding bank loans totaling approximately $14.7 million, net of deferred interest, consisting of loans from Chilean banks Banco Estado, Banco Itaú, and Banco Santander. These loans bear interest at fixed rates ranging from 5.18% to 9.93% per annum and are denominated in Chilean pesos and Unidades de Fomento (“UF”). Of this total, approximately $1.7 million is classified as current (due within one year) and approximately $13.0 million is classified as non-current. The loans have varying maturities extending through 2030.

Contingencies

We are currently not a defendant to any material legal proceedings, investigation, or claims.

Off-Balance Sheet Arrangements

As of June 30, 2026, Ticketplus SpA was guarantor of a personal mortgage loan extended by Scotiabank Chile to Chien-Fu Chen Chen, our Chief Executive Officer and director, as described in “Related Party Transactions—Guarantee” in the Registration Statement. Ticketplus SpA was released from this guarantee on July 10, 2026, and no amounts were ever drawn or paid under it. Other than the foregoing, we have not entered into any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Credit risk

Credit risk refers to the possibility that a counterparty fails to meet its contractual obligations, leading to a financial loss for the Company, and arises principally from accounts receivable and our cash held with banks and other financial intermediaries. As of June 30, 2026, we held a balance of $9,382,389 in trade and other receivables, compared to $9,220,336 as of December 31, 2025. Trade and other receivables remained broadly stable notwithstanding revenue growth of 68.0%, reflecting the collection profile of our ticketing and platform operations, in which ticket proceeds are generally collected at or near the time of sale through payment processors with short settlement cycles.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company manages this risk through the continuous monitoring of projected and actual cash flow, maintaining sufficient cash balance and available lines of credit. As of June 30, 2026 and December 31, 2025, the Company had adequate liquid resources to cover its short-term liabilities.

Foreign exchange risk

The Company enters into certain transactions in foreign currencies related to software licenses and technological services. Foreign exchange risk exposure is managed through the periodic assessment of the net foreign currency position. As of June 30, 2026 and December 31, 2025, the net foreign currency exposure was not significant.

Critical Accounting Policies and Estimates

There have been no material changes to our critical accounting policies and estimates during the six months ended June 30, 2026.

Capitalization of software development costs. We capitalize costs incurred in the development of our platform where the criteria in IAS 38 are met, including technical feasibility, our intention and ability to complete the asset, and the probability that future economic benefits will flow to the Company. The determination of whether those criteria are met, and of the point at which the development phase commences, requires significant judgment. Capitalized software development costs were approximately $9.7 million for the six months ended June 30, 2026. Capitalized software is amortized on a straight-line basis over an estimated useful life of four years. Platform development is performed primarily by specialized external development providers under contract (see Note 12(c) to our unaudited interim consolidated financial statements).